

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2014

<u>Via E-Mail</u>
Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067-1725

> **Re: Allergan Inc.**
> **Schedule 13D filed April 21, 2014**
> **Filed by Valeant Pharmaceuticals International, Inc. *et al.***
> **File No. 1-10269**

Dear Ms. Ressler:

The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comment follows. Please respond to this letter by providing the requested information, or by advising us when you will provide the requested response. After reviewing any information you provide, we may have additional comments.

1. We note the disclosure in Item 6 of the Schedule 13D listed above describing a February 25, 2014 letter agreement between Valeant Pharmaceuticals International, Inc. ("Valeant") and Pershing Square Capital Management, L.P. ("Pershing"). Such letter agreement is filed as Exhibit 99.3 to the above-referenced Schedule 13D. We note that pursuant to its terms, Valeant commits to contributing $75.9 million to a newly-formed, jointly-held entity known as PS Fund 1 for the purpose of acquiring shares in Allergan, Inc. ("Allergan"). In addition, pursuant to the February 25, 2014 letter agreement, if Valeant and Allergan consummate a business combination transaction, Pershing undertakes to hold $1.5 billion in Valeant common shares on the date such transaction is consummated. Please provide a written analysis as to why Valeant did not file a Form 8-K upon entering into this agreement. See Exchange Act Rule 13a-11 and Item 1.01 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing listed above to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment above, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions